DENTONIA RESOURCES LTD

TSX-V : DTA

Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

May 16, 2008 File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

[redacted]

08002773

SUPPL

Dear Sirs/Mesdames:

Re: News Release dated May 16, 2008

Enclosed is a copy of our News Release dated May 16, 2008 for your records.

Please call our office if you have any questions.

RECEIVED
2008 MAY 22 P 2:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure

PROCESSED
MAY 28 2008
THOMSON REUTERS

dw 5/23

DENTONIA RESOURCES LTD

TSX-V : DTA

P.O. Box 10321 Pacific Centre, Suite #880 – 609 Granville Street,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

May 16, 2008 For Immediate Release

Private Placement and Legal Actions

Dentonia Resources Ltd. (the "Company") is undertaking a non-brokered private placement to raise up to $1,000,000 by the issuance of 20 million units at a price of $0.05 per unit.

Each unit will consist of one common share of the Company and ½ of a non-transferable share purchase warrant. One whole warrant will entitle the holder to purchase one additional share of the Company for up to 24 months after closing of the placement.

The warrant exercise price will be $0.10 during the first 12 months and $0.15 thereafter.

At this stage, the Company has an outstanding debt of about $310,000 arising from the drilling of the Lennac Lake and other projects. Judgment has been obtained against the Company by Driftwood Diamond Drilling Ltd., and an action has been commenced by Bulkley Valley Water Services in the amount of $174,286 and $23,100 respectively. The Company has received a Writ of Seizure and Sale against several peripheral mineral claims in the Lennac Lake area of British Columbia by Driftwood Diamond Drilling Ltd.

The funds to be raised by the above private placement will be used to pay off these debts and possible further payment to Peregrine Diamonds Ltd. for the Preliminary Technical Assessment ("PTA") Report of the DO27 kimberlite pipe at Lac de Gras, NWT, being prepared by AMEC Americas Ltd. ("AMEC") an international consulting firm. This report should be available shortly.

In addition, the Company is carrying out further studies of its molybdenum and gold prospects in British Columbia and Ontario and is also investigating possibilities of acquiring new projects.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President

END